Mail Stop 7010

      July 18, 2005

Via U.S. mail and facsimile

Mr. Joseph Mazin
President and Chief Executive Officer, The Flamemaster Corporation 11120 Sherman Way
Sun Valley, CA  91352

	RE:	Form 10-KSB for the fiscal year ended September 30, 2004
			File No. 0-2712

Dear Mr. Mazin:

		We have reviewed this filing and your response to our letter dated April 19, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Financial Statements

Statement of Income, page 15

1. We note your response to prior comment 3 and the proposed changes to your statement of income. Given the description of royalty expense provided in your response to prior comment 11 of your letter dated April 5, 2005, it appears that royalty expenses should continue to be included in income from operations before income taxes; however, please present interest income, interest expense, and all other non-operating items below the income from operations before income taxes line item but before the provision for income taxes line item in an amendment to your Form 10-KSB for the year ended
September
30, 2004.

Note N - Long-Term Debt (Prior Years), page 25

2. We note your response to prior comment 14. We remind you that paragraph 41 of SFAS 144 states that a component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. Your response to prior comment 10 states that Starbiz was a subsidiary. Page 8 of your Form 10-KSB also discusses the investment income recorded related to this subsidiary. Please report Starbiz in discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144 in an amendment to your Form 10-KSB for the year ended September 30, 2004.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

3. Please address the comments above in an amendment to your Form
10-
QSB for the period ended March 31, 2005.

*    *    *    *

		Please respond to these comments and file your amended documents within 10 business days, or tell us when you will provide us with a response and amendments. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or Nudrat Salik, Review Accountant at (202) 551-3692.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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Mr. Joseph Mazin
July 18, 2005
Page 2 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE